                                                                                     OMB APPROVAL
                                                                            OMB Number: 3235-0167
                                                                            Expires: January 31, 2008
                                                                                Estimated average burden
                                                                                hours per response 1.50

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                    Commission File Number   0-12366

                                          Elbit Ltd.
(Exact name of registrant as specified in its charter)

                              3 Azrieli Center, The Triangle Building, 42ndFl., Tel Aviv 60723, Israel
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

             Ordinary Shares, par value NIS 0.003 per share
(Title of each class of securities covered by this Form)

_______________________________________________________________________________________
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☒	Rule 12h-3(b)(1)(i) ❒
Rule 12g-4(a)(1)(ii) ❒	Rule 12h-3(b)(1)(ii) ❒
Rule 12g-4(a)(2)(i) ❒	Rule 12h-3(b)(2)(i) ❒
Rule 12g-4(a)(2)(ii) ❒	Rule 12h-3(b)(2)(ii) ❒
Rule 15d-6 ❒

Approximate number of holders of record as of the certification or notice date:           One

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 9, 2008	By: /s/ Richard H. Gilden, esq., Counsel
Richard H. Gilden, esq., Counsel

Instruction:  This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2069 (12-04)